Exhibit 99.1

For Immediate Release	April 13, 2022

The Valens Company Reports First Quarter Fiscal 2022 Financial Results

Net revenue grew 26.1% quarter-over-quarter to $23.2 million from $18.4 million in Q4 2021. Net revenue was primarily driven by provincial sales which increased by 36.7% in Q1 2022 as compared to Q4 2021

Q1 2022 demonstrates Valens’ underlying business has passed an inflection point

Became a top 10 licensed producer in Canada, with a 3.1% market share as of February 2022

B2C revenue lines of provincial sales and Green Roads accounted for 68.5% of net revenue in Q1 2022

Valens reiterates its objective of achieving positive adjusted EBITDA by Q4 2022

Kelowna, B.C., April 13, 2022 – The Valens Company Inc. (TSX: VLNS) (Nasdaq: VLNS) (the “Company”, “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, is pleased to report its first quarter fiscal year 2022 financial results for the period ended February 28, 2022.

Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company, said: “The results from the first quarter demonstrate that Valens’ underlying business has passed an inflection point. Valens delivered strong top-line growth despite many headwinds in the marketplace. This performance reinforces the importance of Valens’ now-diversified business lines across provincial sales, B2B LP sales, and Green Roads sales. Diversified business lines are now allowing us to deliver more sustainable growth. To that point, we delivered another quarter of strong provincial sales as we continue to grow our recreational market share, with the launch of Versus and Contraband. We are also pleased to report that our B2B segment has returned to growth, and we remain optimistic that this platform will continue to strengthen as our partners optimize their manufacturing processes amid both industry and economic headwinds. Our Green Roads U.S. CBD business saw a modest decline in revenue primarily due to normal seasonal trends, with December being historically its slowest month.

Robson continued, “As expected, adjusted EBITDA declined quarter-over-quarter due to an inefficient cost structure that had not yet benefited from our Integration Initiatives announced in late February and a change in sales mix that saw a lower percentage of sales come from our higher-margin Green Roads business and greater percentage of our sales come from our B2B customers. In addition, we took the opportunity to exit some higher-priced inventory through the B2B channel and reposition our holdings to better support the anticipated growth in future quarters. These factors also resulted in lower gross margins in the quarter. Importantly, subsequent to quarter end, we are already seeing the benefits of our Integration Initiatives and anticipate realizing improvements to our cost structure in the back half of the year. It was also encouraging to see gross margin improvements in provincial sales despite significant retail price compression and increases in supply chain costs in the quarter. Overall, our business remains on track to deliver on our objectives in 2022, and we reiterate our target to achieve positive adjusted EBITDA in Q4 2022.”

First Quarter Fiscal 2022 Highlights:

●	Net revenue increased 26.1% to $23.2 million in Q1 2022 from $18.4 million in Q4 2021, benefiting from strong Canadian operations, which represented 73.7% of total sales in the first quarter.

o	Provincial sales increased by 36.7% to $10.8 million in Q1 2022 from $7.9 million in Q4 2021. The increase was driven by the consolidation of the first full quarter results of Citizen Stash as well as Valens’ newly launched branded products, which represented the majority of sales.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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o	Green Roads revenue declined 10.5% quarter-over-quarter to $5.1 million in Q1 2022 from $5.7 million in Q4 2021, primarily due to seasonal trends, with December historically being the slowest month of the year.

o	B2B increased 53.7% in Q1 2022 to $6.3 million from $4.1 million in Q4 2021. The increase was primarily driven by the addition and onboarding of new customers, as well as monetizing higher-priced inventory.

o	Other revenue sources include Valens Labs, Pommies and International Revenue, which increased 42.9% in Q1 2022 to $1.0 million from $0.7 million in Q4 2021. The increase was driven primarily by higher international revenue.

The following table of financial highlights is presented in Canadian dollars, except for percentages:

	Three months ended February 28, 2022 (in $MM)	Three months ended November 30, 2021 (in $MM)	Percentage Change from the prior quarter
Net Revenue	$23.2	$18.4	+26.1%
Provincial Sales	$10.8	$7.9	+36.7%
Green Roads	$5.1	$5.7	-10.5%
B2B	$6.3	$4.1	+53.7%
Other	$1.0	$0.7	+42.9%

•	Valens became a top 10 licensed producer by market share in Canada.

o	Ranked #10, with a 3.1% overall market share in February 2022, compared to 2.4% in November 2021 in Alberta, British Columbia, Ontario and Saskatchewan based on Hifyre data

o	Ranked #9, with 3.3% edible market share in February 2022, compared to 2.7% in November 2021 in Alberta, British Columbia, Ontario and Saskatchewan based on Hifyre data

o	Ranked #4, with 11.1% cannabis-infused beverage market share in February 2022, compared to 9.3% in November 2021 in Alberta, British Columbia, Ontario and Saskatchewan based on Hifyre data

o	Ranked #9, with 3.5% flower market share in February 2022, compared to 2.5% in November 2021 in Alberta, British Columbia, Ontario and Saskatchewan based on Hifyre data

•	BC God Bud #1 best-selling SKU across all product categories in Alberta, British Columbia, Ontario and Saskatchewan during the first two months of 2022 as per Hifyre data

Operational Cost Efficiencies

Valens has made significant progress with approximately $9.5 million of the first $10 million in annual cost efficiencies now actioned. The Company expects to realize these benefits towards the end of the second fiscal quarter of 2022, after accounting for one-time costs, with the majority expected to be realized in the second half of fiscal 2022.

Of the $9.5 million actioned, approximately 67%, or $6.4 million, of the cost savings are coming through SG&A, of which almost half were driven from synergies of acquisitions, while the remaining were related to organizational realignment at Valens. This is expected to positively impact SG&A in future quarters, after accounting for one-time costs. Approximately 33%, or $3.1 million, was driven by operational efficiencies including automation, process standardization and supplier optimization, which is expected to positively impact margins in the second half of the year. Valens remains on track to achieve a total of $20 million in annualized cost savings run rate by the end of fiscal fourth quarter of 2022.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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First Quarter Fiscal 2022 Corporate and Operational Highlights:

●	Commenced trading on the Nasdaq Capital Market, positioning Valens and its shareholders for greater access to liquidity, increased corporate visibility, and a broader shareholder base in 2022 and beyond.

●	Enhanced adult recreational market portfolio with the launch of two new brands, Versus and Contraband, designed to meet the needs of target consumers in the value and premium markets respectively. The Versus launch follows Valens’ acquisition of Verse Cannabis in September 2021 and the subsequent repositioning of the value brand to better align with its consumer base. The Contraband launch follows the acquisition of Citizen Stash and leverages its catalogue of premium genetics, expanding its reach to the evolving consumer base in the fast-growing, premium market segment.

●	Signed the first beverage manufacturing partnership agreement since the launch of the Pommies facility and successfully completed first shipments of cannabis-infused beverages to Ontario, British Columbia, Alberta, Manitoba and Yukon.

●	Accelerated Valens’ international expansion strategy by entering into two strategic agreements with PMI Mexico, a subsidiary of Merger Group, and one of the main drug suppliers of the Mexican government. Under the terms of the agreement, Valens will manufacture CBD-infused and uninfused Predilife probiotic products for PMI globally.

●	Subsequent to quarter-end, Valens closed its previously announced CAD$32.3 bought deal public offering (the “Offering”) of units of the Company. The Company intends to use the net proceeds from the Offering to continue to pursue strategic growth initiatives in North America, providing funding for working capital and for general corporate purposes.

Financial Summary

●	Net revenue of $23.2 million in Q1 2022, representing an increase of 26.1% over Q4 2021

●	Valens had cash and marketable securities of $20.2 million at the end of Q1 2022 and subsequent to quarter end raised $32.3 million in gross proceeds.

●	Adjusted gross profit(1) was $3.4 million, or 14.6% of net revenue in Q1 2022, compared to $6.3 million, or 34.1% of net revenue, in Q4 2021.

o	The decline in adjusted gross profit was attributable to a change in sales mix that included a lower sales contribution from our higher margin Green Roads business and an increased sales contribution from our lower margin B2B relationships. In addition, adjusted gross profit was negatively impacted by the monetization of higher-priced inventory through our B2B channel to better align our inventory with future requirements as well as higher transportation and raw materials costs stemming from ongoing supply chain challenges.

●	Adjusted EBITDA(2) was $(17.6) million, in Q1 2022 compared to $(13.3) million in Q4 2021.

o	The reduction in adjusted EBITDA was primarily due to lower adjusted gross margins and an increase in SG&A associated with the consolidation of the first full quarter of Citizen Stash. Subsequent to quarter end, Valens announced the restructuring to Citizen Stash, which is expected to positively impact adjusted EBITDA in future quarters, after the realization of one-time costs.

o	The reduction in adjusted EBITDA was also attributable to higher marketing and advertising costs related to the launch of Versus and Contraband in Canada as well as Green Roads “Own the Day” brand campaign and its associated portfolio realignment.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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The following table of financial highlights is presented in thousands of Canadian dollars, except for percentages, per share figures and Canadian recreational market share.

	Three months ended February 28, 2022;	Three months ended November 30, 2021;
	Q1 2022	Q4 2021
Gross Revenue	$29,867	$23,342
Net Revenue	$23,180	$18,407
Gross Profit	1,961	2,705
Gross Profit Margin	8.5%	14.7%
Adjusted Gross Profit (1)	$3,375	$6,272
Adjusted Gross Profit Margin % (1)	14.6%	34.1%
Adjusted EBITDA (2)	$(17,646)	$(13,347)
Adjusted EBITDA % (2)	N/A	N/A
Net Income (Loss)	$(25,748)	$(21,423)
Basic/Diluted Income (Loss) Per Share	$(0.38)	$(0.34)
Cash & Marketable Securities	$20,208	19,125
Canadian Recreational Market Share	3.1%	2.4%

1.	Management utilizes this measure to provide a representation of performance in the period by excluding the inventory impairment measurement adjustments and impacts of biological asset changes as required by IFRS. Adjusted gross profit is a non-GAAP ratio, which management believes provides useful information as it represents gross profit for management purposes based on costs to manufacture, package and ship inventory sold, exclusive of any impairments due to changes in internal or external influences impacting the net realizable value of inventory and non-cash items. See reconciliation of “Adjusted Gross Profit (non-GAAP measure)” in the Company’s Management’s Discussion and Analysis for the quarter ended February 28, 2022.

2.	The Company has identified adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-GAAP financial measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as loss for the period, as reported, adjusted for financing costs (net), recovery of income taxes, depreciation and amortization, share-based payments, fair value and realized biological assets changes, foreign exchange gains, inventory valuation allowance, remeasurement of contingent consideration, restructuring charges, gains and losses on disposal of capital assets, gains and losses on marketable securities and derivatives, and non-recurring and transaction costs. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings. See reconciliation of “Adjusted EBITDA (non-GAAP measure)” in the Company’s Management’s Discussion and Analysis for the three months ended February 28, 2022.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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Outlook

Key Performance Indicators and Revenue Guidance:

Key Objectives for 2022:

1.	Grow adult recreational market share in Canada by seeking to become a top 5 Player in vapes, edibles and beverages and a top 10 player in flower products.

2.	Unlock our potential in the U.S. and international markets through the Green Roads platform acquired in April 2021.

3.	Seek to achieve positive adjusted EBITDA by Q4 by improving the gross margin and SG&A profile of the business through our Integration Initiatives, which are based on a combination of cost efficiencies, realization of M&A synergies and greater levels of automation and process standardization.

4.	Reduce cash burn through improvements in adjusted EBITDA, working capital management and monetization of non-core assets.

5.	Development of the Company’s U.S. THC strategy as permissible under federal regulations.

Revenue & EBITDA Guidance 2023:

1.	Minimum revenue of CAD$225 million

2.	Adjusted EBITDA margins greater than 10%

Jeff Fallows, President of The Valens Company, said, “In Q1 2022, we took action to align our Company to current market conditions and deliver the value we saw in the acquisitions and other strategic changes we made in 2021.   More specifically, we implemented a series of Integration Initiatives aimed at driving efficiencies throughout the organization and right-sizing our cost structure to ensure we remain nimble and aggressive in a competitive market. With these initiatives now firmly underway and following our recent CDN$32.3 million financing, we believe we have the branded product portfolio, manufacturing capabilities and balance sheet strength to pursue our key strategic objectives in 2022.”

This press release is intended to be read in conjunction with the Management’s Discussion and Analysis (“MD&A”) for the period and the accompanying Financial Statements and notes, available under the Company’s profile on SEDAR at www.sedar.com and the Company’s Form 6-K, which will be furnished on EDGAR (www.sec.gov/edgar.shtml).

Q1 2022 Conference Call Details

The Company will host a conference call tomorrow, Thursday, April 14, 2022, at 11:00 AM Eastern Time / 8:00 AM Pacific Time to discuss the financial results and business outlook.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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Participant Dial-in Numbers:

Toll-Free: 1-877-407-0792
Toll / International: 1-201-689-8263
*Participants should request The Valens Company Earnings Call or provide confirmation code 13728569.

The call will be available via webcast on the Valens investor page of the Company website at https://thevalenscompany.com/investors/ or at this link. Please visit the website at least 15 minutes prior to the call to register, download, and install any necessary audio software. A replay of the call will be available on the Valens investor page approximately two hours after the conference call has ended.

Tyler Robson, Chief Executive Officer, Sunil Gandhi, Chief Financial Officer, Jeffrey Fallows, President, and Everett Knight, Executive Vice President of Corporate Development and Capital Markets, will be conducting a question-and-answer session following the prepared remarks.

At Valens, it’s Personal.

About The Valens Company

The Valens Company is a leading cannabis consumer products company, with significant expertise in manufacturing cannabinoid-based products and a mission to bring the benefits of cannabis to the world. Valens provides proprietary cannabis processing services and best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens’ high-quality products are formulated for the recreational, health and wellness, and medical consumer segments and are offered across all cannabis product categories, with a focus on quality and product innovation. Valens also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to international markets through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, Valens continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences. Through Valens Labs, Valens is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows
President
The Valens Company

Investor Relations
ir@thevalenscompany.com
1 647.956.8254

KCSA Strategic Communications
Phil Carlson
VLNS@kcsa.com
1 212.896.1233

Media
KCSA Strategic Communications
Anne Donohoe
adonohoe@kcsa.com
1 212.896.1265

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, cannabis regulatory risk, risks relating to the regulation of hemp in the United States, U.S. entry restrictions, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on Canadian licenses, reliance on Australian licenses, the illegality of cannabis under federal law in the United States; catastrophic events; competition; the recent development of the cannabis industry and market in Canada; price compression in the cannabis industry; maturation of the cannabis market; dependence on supply of cannabis and reliance on other key inputs, material weakness in the Company’s internal controls over financial reporting, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, foreign operations, reliance on a limited number of facilities, limited operating history, TSX and Nasdaq continued listing requirements, vulnerability to rising energy costs, environmental regulations and risks, conflicts of interest, unfavorable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

In addition to the foregoing assumptions, the 2023 revenue guidance of C$225 million referenced above is based on the following assumptions: (i) that the Green Roads business in the United States in 2023 achieves revenue consistent with pre-COVID-19 pandemic levels (many of the bricks-and-mortar retail locations that Green Roads sells to experienced challenges related to COVID-19 but are now resuming normal operations); (ii) a slight percentage increase in the Company’s market share of the Canadian recreational cannabis market associated with new branded product launches (such Canadian recreational cannabis market based on a third-party data analytics company covering the cannabis industry), and reflecting a typical wholesale discount to reflect that Company sells to provincial distributors; (iii) the Company’s B2B business in 2023 generating revenue consistent with current levels; and (iv) the Company’s Pommies business and Valens Labs, as well as its revenue from foreign operations outside of the United States, in 2023 achieving revenue from ongoing initiatives and consistent with the Company’s previous disclosure.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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